SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 1998
                          ------------------------------------------------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number 0-23971
                                                _______

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Gaston Federal Savings and Loan Association Employees' Savings
                             and Profit Sharing Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Gaston Federal Bancorp, Inc.
                              245 West Main Avenue
                                  P.O. Box 2249
                       Gastonia, North Carolina 28053-2249

                              SUMMARY ANNUAL REPORT

                 FOR GASTON FEDERAL SAVINGS AND LOAN ASSOCIATION
               EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST


This is a summary of the annual report for the Gaston Federal Savings and Loan Association Employees' Savings & Profit Sharing Plan and Trust, EIN 56-0233080, Plan No. 002, for the period January 1, 1998 through December 31, 1998. The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

                            Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $46,925. These expenses included $7,585 in administrative expenses and $39,340 in benefits paid to participants and beneficiaries. A total of 54 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $2,289,545 as of December 31, 1998, compared to $0 as of January 1, 1998. During the plan year the plan experienced an increase in its net assets of $2,289,545. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $2,336,470 including employer contributions of $238,309, realized gains of $7,767 from the sale of assets, and earnings from investments of $16,988.

                      Your Rights To Additional Information

You have the right to receive a copy of the full annual report. To obtain a copy of the full annual report, or any part thereof, write or call Gaston Federal Bank, 245 West Main Avenue P.O. Box 2249, Gastonia, North Carolina 28053-2249,
(704) 868-5200.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (Gaston Federal Bank, 245 West Main Avenue P.O. Box 2249, Gastonia, North Carolina 28053-2249) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to:
Public Disclosure Room, N-5638, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     GASTON FEDERAL SAVINGS AND LOAN ASSOCIATION
                                     EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN






Date:   June 25, 1999             By:    /s/ Paul L. Teem, Jr.
                                         ----------------------------------
                                  Name:  Paul L. Teem, Jr.
                                  Title: Executive Vice President and Secretary;
                                  Gaston Federal Bancorp, Inc; and
                                         Administrator of Plan